Mail Stop 3561

June 12, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. James C. Marvin
 Chief Financial Officer
Marketing Worldwide Corporation
2212 Grand Commerce Drive
Howell, Michigan 48855

> **Re: Marketing Worldwide Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **File No. 0-50586**

Dear Mr. Marvin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief